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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 26, 2015

QLT Inc.
(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-17082	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

887 Great Northern Way, Suite 250, Vancouver, B.C.
Canada, V5T 4T5
(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 707-7000

Not Applicable
(Registrant's name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

  ☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

  ☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  ☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  ☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

        As previously reported, on June 8, 2015, QLT Inc., a corporation incorporated under the laws of British Columbia (the "Company" or "QLT"), entered into an Agreement and Plan of Merger (as amended and restated as of July 16, 2015, the "Original Merger Agreement") with InSite Vision Incorporated, a Delaware corporation ("InSite Vision"), and Isotope Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of the Company ("Merger Sub"), providing for the merger of Merger Sub with and into InSite Vision, with InSite Vision surviving the merger as an indirect wholly owned subsidiary of QLT (the "Merger"). On August 26, 2015, QLT, InSite Vision and Merger Sub entered into a second amended and restated agreement and plan of merger (the "Amended and Restated Merger Agreement") that amended and restated the Original Merger Agreement in its entirety.

        Pursuant to the Amended and Restated Merger Agreement, each share of InSite Vision's common stock issued and outstanding immediately prior to the effective time of the Merger (the "InSite Common Stock") (except shares owned or held in treasury by InSite Vision, shares owned by any subsidiary of InSite Vision, shares owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT and shares held by stockholders who exercise their appraisal rights under Delaware law) will be cancelled and will be automatically converted into the right to receive 0.078 of a validly issued, fully paid and non-assessable QLT common share (the "Exchange Ratio"); provided, however, that if the volume weighted average trading price per share of QLT common shares as reported on NASDAQ, for the fifteen consecutive trading days ending on the last trading day immediately preceding the date of the closing of the Merger (the "Average QLT Share Price") is (i) less than $3.22, the Exchange Ratio will be equal to a decimal (rounded to the nearest one-one thousandth place) determined by dividing $0.25 by the Average QLT Share Price or (ii) is greater than $3.86, the Exchange Ratio will be equal to a decimal (rounded to the nearest one-one thousandth place) determined by dividing $0.30 by the Average QLT Share Price.

        Notwithstanding the foregoing, the Amended and Restated Merger Agreement provides that the number of QLT common shares to be issued in connection with the Merger will not exceed 19.9% of the QLT common shares outstanding prior to the effective time of the Merger. In such an event, the remaining merger consideration would be paid in cash (based on the value of the Average QLT Share Price) on a pro rata, per share basis. No fractional shares will be issued in connection with the Merger, and InSite Vision's stockholders will receive cash in lieu of any fractional shares in the Merger pursuant to the terms of the Amended and Restated Merger Agreement.

        Pursuant to the terms of the Amended and Restated Merger Agreement and subject to the conditions therein, at the effective time of the Merger: (i) each option to acquire shares of InSite Common Stock that is outstanding and unexercised as of immediately prior to the effective time will be converted into the right to receive an amount in cash equal to the difference between the applicable exercise price relating to such option and the value of the merger consideration; and (ii) each warrant to purchase shares of InSite Common Stock (collectively, the "Company Warrants") that is outstanding and unexercised immediately prior to the Effective Time, will become converted into and become a warrant exercisable for the merger consideration. QLT will assume each Company Warrant in accordance with its terms.

        The Amended and Restated Merger Agreement may be terminated under certain circumstances, including in specified circumstances and subject to certain obligations set forth therein in connection with the receipt by InSite Vision of a Company Superior Proposal (as defined in the Amended and Restated Merger Agreement). Upon the termination of the Amended and Restated Merger Agreement, under specified circumstances, InSite Vision will be required to pay the Company a termination fee of $2,667,000.

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        Other than as described above and as provided in the Amended and Restated Merger Agreement, the Amended and Restated Merger Agreement does not materially change the terms of the Original Merger Agreement. For a description of the other material terms of the Amended and Restated Merger Agreement, see the description of the material terms of the Original Merger Agreement included under Item 1.01 of QLT's Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the "SEC") on June 12, 2015. The foregoing description of the Amended and Restated Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information For Investors And Stockholders

        This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, the Company has filed a registration statement on Form S-4 with the SEC containing a proxy statement of InSite that also constitutes a preliminary prospectus of the Company. After the registration statement is declared effective InSite will mail a definitive proxy statement/prospectus to stockholders of InSite. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that the Company or InSite may file with the SEC and send to the Company's and/or InSite's stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company or InSite through the website maintained by the SEC at http:///www.sec.gov and, in the Company's case, also on the System for Electronic Document Analysis Retrieval ("SEDAR") website maintained by the Canadian Securities Administrators at www.sedar.com. QLT shareholders may also obtain these documents, free of charge, from the Company's website at www.qltinc.com under the heading "Investors" and then under the heading "Proxy Circulars" or upon request directly to the Company to the attention of "QLT Investor Relations," 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Copies of the documents filed with the SEC by InSite Vision are available free of charge on InSite Vision's website at www.InSiteVision.com or by contacting InSite at 510-747-1220.

        QLT and InSite and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, have been included in the proxy statement and other relevant materials filed with the SEC.

Cautionary Statements Related to Forward-Looking Statements

        Certain statements in this document may be "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and may constitute "forward looking information" within the meaning applicable Canadian securities laws. Forward looking statements include, but are not limited to, statements regarding the proposed merger between QLT and InSite Vision

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(the "Merger").These statements are often, but not always, made through the use of words or phrases such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "would," "could," and "potential," and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements and you should not place undue reliance on any such forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Merger; the risk that a condition to closing the Merger may not be satisfied; QLT's ability to achieve the value creation contemplated by the Merger; QLT's ability to promptly, efficiently and effectively integrate InSite Vision's operations into its own operations; the diversion of management time on the Merger and uncertainties relating to QLT's development plans, timing and results of the clinical development and commercialization of QLT and InSite Vision's products and technologies. Additional information concerning these and other factors can be found in QLT's and InSite Vision's respective filings with the SEC, including QLT's and InSite Vision's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. QLT assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01.    Financial Statements and Exhibits

  (d)
  Exhibits

Exhibit No.	Exhibit
2.1	Second Amended and Restated Agreement and Plan of Merger, dated as of August 26, 2015, by and among QLT Inc., InSite Vision Incorporated and Isotope Acquisition Corp.

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 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QLT INC.
By:	/s/ Geoffrey Cox Name: Geoffrey Cox Title: Interim Chief Executive Officer

Date: August 28, 2015

 EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Second Amended and Restated Agreement and Plan of Merger, dated as of August 26, 2015, by and among QLT Inc., InSite Vision Incorporated and Isotope Acquisition Corp.

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  Item 1.01. Entry into a Material Definitive Agreement.
  Item 9.01. Financial Statements and Exhibits
SIGNATURE
EXHIBIT INDEX